Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

November 7, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Rebecca Marquigny, Esq.
Mr. Tony Burak

	Re:	Nationwide Mutual Funds
File No. 333-233975

Dear Ms. Marquigny and Mr. Burak:

On behalf of Nationwide Mutual Funds (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by Ms. Rebecca Marquigny and Mr. Tony Burak on October 23, 2019, with regard to the Registrant’s registration statement on Form N-14 relating to the reorganization involving the Nationwide Destination 2010 Fund and Nationwide Destination Retirement Fund, each a series of the Registrant (the “Registration Statement”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 27, 2019, pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a filing to be made pursuant to Rule 497 of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

GENERAL

1.	Comment: Please include the exchange ticker symbol on the cover page when available.

Response: The Registrant will include the exchange ticker symbol on the cover page prior to filing.

2.
Comment: On the first page of the Prospectus/Information Statement, the Registrant states that “Shareholders of the Target Fund are not required to and are not being asked to approve the Plan or the Transaction.” Please provide us with the basis upon which the Board concluded that there was no obligation to seek a shareholder vote for this Transaction.

Response: The Transaction is being effected in reliance on Rule 17a-8 under the Investment Company Act of 1940 (the “Investment Company Act”), which grants an exemption from the prohibitions on affiliated transactions set forth in Section 17(a) of the Investment Company Act, so long as the conditions of Rule 17a-8 are met. Pursuant to Rule 17a-8(a)(3), approval of Target Fund shareholders is not required if the following conditions are met: (i) the fundamental investment policies of the Target Fund (i.e., an investment policy that cannot be changed without shareholder approval) are identical to the fundamental policies of the Acquiring Fund; (ii) the Target Fund and Acquiring Fund share the same investment adviser who manages the Funds for the same management fee pursuant to the same investment advisory agreement, and the investment adviser manages each Fund’s subadvisers pursuant to a manager of managers exemptive order that allows the Funds to hire and terminate subadvisers without shareholder approval; (iii) the Trustees of the Target Fund and the Acquiring Fund are identical; and (iv) the Rule 12b-1 fees paid by the Acquiring Fund will not be higher than the Rule 12b-1 fees currently paid by the Target Fund.  As a result, Rule 17a-8 under the 1940 Act permits the Transaction to be effected without the approval of Target Fund shareholders.

INTRODUCTION

What are the general tax consequences of the Transaction?

3.
Comment: In the section titled “What are the general tax consequences of the Transaction?” the Registrant states, “Prior to the closing of the Transaction, the Target Fund will distribute to its shareholders, in one or more taxable distributions, all of its income and gains (net of available capital loss carryovers) not previously distributed for taxable years ending on or prior to the date of closing of the Transaction.” If this is an additional distribution rather than an ordinary distribution, please consider inserting “and in anticipation of” between “prior to” and “the closing” in that sentence.

Response: The Registrant has updated the disclosure as requested. The Registrant notes that such a distribution is a condition precedent to the Transaction, as provided by the

U.S. Securities and Exchange Commission

Form of Plan of Reorganization in Section 9, “Conditions Precedent to be Fulfilled by the Trust on behalf of the Target Fund and the Acquiring Fund: “That the Target Fund shall have declared prior to the Valuation Date and paid before the date of the Closing, a dividend or dividends with a record and ex-dividend date on or prior to such Valuation Date that, together with all previous dividends, shall have the effect of distributing to its shareholders (A) all of Target Fund’s investment company taxable income for the taxable year ended prior to the date of the Closing and substantially all of such investment company taxable income for the final taxable year ending with its complete liquidation (in each case determined without regard to any deductions for dividends paid), and (B) all of Target Fund’s net capital gain recognized in its taxable year ended prior to the date of the Closing and substantially all of any such net capital gain recognized in such final taxable year (in each case after reduction for any capital loss carryover).”

What are the fees and expenses of each Fund and what might they be after the Transaction?

4.
Comment: The Registrant states “The operating expenses shown for the Funds are based on expenses incurred during the Funds’ 12-month period ended April 30, 2019.” Since the preamble states that the Fee Table is based on expenses for a period ending more than six months ago, please confirm that the expenses shown are still current.”

Response: Confirmed.

FEE TABLES FOR THE FUNDS

5.	Comment: Since the Fee Table footnote applies to the pro forma expenses for each Fund class, consider showing the asterisk corresponding to the footnote in each column instead of at the top of table.

Response: The Registrant has updated the footnote to the Fee Table to include the asterisk where requested.

COMPARISON OF INVESTMENT OBJECTIVES, PRINCIPAL STRATEGIES, POLICIES AND PRINCIPAL RISKS

What are the principal risk factors associated with investments in the Funds?

6.
Comment: In “Mortgage-backed and asset-backed securities risks” the Registrant states “Through its investments in mortgage-backed securities, an Underlying Fund may have some exposure to subprime loans, as well as to the mortgage and credit markets generally.” Please confirm supplementally whether investments in subprime loans are a principal investment strategy, and, if so, please include a corresponding reference to subprime loans in the strategy and define subprime.

U.S. Securities and Exchange Commission

Response: The Registrant confirms that it is not a principal investment strategy of the Funds to invest in subprime loans.

7.
Comment: In the “Futures” subsection of “Derivatives risk,” the Registrant refers to investments by both the Funds and the Underlying Funds, whereas in the “Options” and “Swaps” subsections of “Derivatives risk,” the Registrant only refers to investments by the Underlying Funds.  Do the Target Fund and Acquiring Fund invest directly in options and swaps? If so, please revise the risks appropriately.

Response: The Target Fund and Acquiring Fund do not invest directly in options and swaps.

INFORMATION ABOUT THE TRANSACTION AND THE PLAN

What are the capitalizations of the Funds and what might the capitalization be after the Transaction?

8.
Comment: In the capitalization table on pages 18-19, the amounts shown for net assets for each of the Target Fund and the Acquiring Fund as of April 30, 2019 do not match the amounts that appear in the Funds’ semiannual report to shareholders for the same period.  Please update the numbers in the N-14 or explain the difference.  If the numbers in the N-14 table are updated, please also update the numbers in the SAI under “Table 2—Target Fund’s and Acquiring Fund’s Net Assets as of April 30, 2019” as well.

Response: The Registrant has updated the numbers in the N-14 and SAI.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8429 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire